Nasdaq Regulation



Joseph Cusick
Vice President
Head of Market Surveillance

March 31, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 31, 2026, The Nasdaq Stock Market (the "Exchange") received from CoinShares PLC (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary shares, no par value

Warrants, each whole warrant exercisable for one ordinary share at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,